Filed Pursuant to Rule 424(b)(3)
Registration No. 333-158111

GRUBB & ELLIS HEALTHCARE REIT II, INC.

SUPPLEMENT NO. 9 DATED JANUARY 3, 2011
TO THE PROSPECTUS DATED MAY 5, 2010

This document supplements, and should be read in conjunction with, our prospectus dated May 5, 2010 relating to our offering of 330,000,000 shares of our common stock, as supplemented by Supplement No. 8 dated December 1, 2010. Unless otherwise defined in this Supplement No. 9, capitalized terms used have the same meanings as set forth in our prospectus. The purpose of this Supplement No. 9 is to disclose:

•	the status of our public offering;

•	our acquisition of Surgical Hospital of Humble in Humble, Texas;

•	our acquisition of Lawton Medical Office Building Portfolio in Lawton, Oklahoma;

•	our acquisition of Ennis Medical Office Building in Ennis, Texas;

•	the declaration of distributions to our stockholders; and

•	our entry into loan agreements with American Momentum Bank and U.S. Bank National Association.

Status of our Public Offering

We commenced our initial public offering of shares of our common stock on August 24, 2009. As of December 17, 2010, we had received and accepted subscriptions in our offering for 14,332,337 shares of our common stock, or approximately $142,993,000, excluding shares of our common stock issued pursuant to our distribution reinvestment plan. As of December 17, 2010, 285,667,663 shares remained available for sale to the public pursuant to our offering, excluding shares available pursuant to our distribution reinvestment plan. We will sell shares of our common stock in our offering until the earlier of August 24, 2011, unless extended by our board of directors for an additional year or as otherwise permitted under applicable law, or the date on which the maximum offering amount has been sold.

Acquisitions

The following information should be read in conjunction with the discussion contained in the “Prospectus Summary — Description of Investments” section beginning on page 6 of the prospectus and the “Investment Objectives, Strategy and Criteria — Real Estate Acquisitions” section beginning on page 81 of the prospectus:

Acquisition of Surgical Hospital of Humble

On December 10, 2010, we, through G&E HC REIT II Surgical Hospital of Humble, LLC, our wholly owned subsidiary, purchased Surgical Hospital of Humble located in Humble, Texas, or the Humble property, from Humble REP, LLC, an unaffiliated third party, for a purchase price of $13,100,000, plus closing costs.

Financing and Fees

We financed the purchase price of the Humble property using $9,000,000 in borrowings under a loan provided by American Momentum Bank and proceeds from our offering. See the “Entry into Loan Agreements — Entry into Loan Agreement with American Momentum Bank” section of this supplement for a discussion of our loan agreement with American Momentum Bank. In connection with the acquisition, we paid an acquisition fee of approximately $360,000, or 2.75% of the purchase price, to Grubb & Ellis Equity Advisors, LLC, or Grubb & Ellis Equity Advisors, the managing member of our advisor.

Description of the Property

The Humble property is a single-story, single-tenant surgical hospital, located on 2.5 acres in the Houston suburb of Humble, Texas. The Humble property was purchased by the seller, Humble REP, LLC, as a vacant building in 2008 and underwent a complete renovation which was finalized in 2010 in order to operate as a surgical facility. The Humble property consists of approximately 30,000 square feet of gross leasable area, or GLA. As of December 2010, the Humble property was 100% leased to one tenant, Humble Surgical Hospital, LLC, which commenced occupancy in July of 2010. Humble Surgical Hospital, LLC specializes in a variety of surgical services, including: orthopedics, ophthalmology, podiatry, plastic surgery, pain management, chiropractics, spine and gastroenterology.

The following table shows, as of December 2010, the effective annual rental rate per square foot, GLA, lease expiration and renewal options for the sole tenant of the Humble property.

	Effective
	Annual Rental
	Rate Per		Lease
Tenant	Square Foot	GLA	Expiration	Renewal Options

Humble Surgical Hospital, LLC (1)	$39.18	30,000	7/4/2025	Two 5-year terms

(1)	The sole tenant commenced occupancy of the facility in July of 2010.

The Humble property was acquired at a capitalization rate of 9.27%, based on its net operating income from the in-place lease for the twelve months after the date of purchase of the property, including any contractual rent increases contained in such lease for those twelve months, divided by the purchase price for the property, exclusive of any acquisition fees and expenses paid. The capitalization rate does not reflect reserves for replacements.

Humble Surgical Hospital, LLC, the sole tenant of the Humble property, has been providing multi-specialty surgical services for over 15 years. Humble Surgical Hospital, LLC relocated from their old surgical hospital to the Humble property in July of 2010. The Humble property caters to the needs of the communities of north Houston, Humble, Kingwood, Woodlands, Tomball and surrounding areas. The Humble property has the capacity to treat more than 1,000 cases per month and can provide comprehensive medical care. Amongst the Humble property’s amenities are private post-surgical care rooms, wireless internet connectivity, spacious and convenient free parking and professional catering services. The Humble property is located approximately two miles from the Memorial Hermann Northeast Hospital. Memorial Hermann Northeast Hospital is a 255-bed hospital located in Humble, Texas that has served the community since 1977. However, the Humble property faces competition from a variety of other surgical centers located in the greater Houston area.

We believe that the Humble property is suitable for its intended purpose and adequately covered by insurance, and we do not intend to make significant repairs or improvements to the Humble property over the next few years. For federal income tax purposes, we estimate that the depreciable basis in the Humble property will be approximately $12,190,000. For federal income tax purposes, we depreciate land improvements and building based upon an estimated useful life of 15 and 39 years, respectively. For 2009, the Humble property paid real estate taxes of approximately $53,000 at a rate of 2.61%.

We will pay Grubb & Ellis Equity Advisors, LLC, Property Management, Inc., or GEEA Property Management, pursuant to a property management agreement, an oversight fee of 1.0% of the gross monthly cash receipts derived from the operations of the Humble property. Among other things, GEEA Property Management has the authority to negotiate and enter into leases of the Humble property on our behalf (in substantial conformance with approved leasing parameters and the operating plan), to incur costs and expenses, to pay property operating costs and expenses from property cash flow or reserves and to require that we provide sufficient funds for the payment of operating expenses. Other affiliates of ours may receive additional fees or other compensation as a result of the acquisition of the Humble property in accordance with the compensation provisions described in our prospectus.

Acquisition of Lawton Medical Office Building Portfolio

On December 22, 2010, we, through G&E HC REIT II Lawton MOB Portfolio, LLC, our wholly owned subsidiary, purchased Lawton Medical Office Building Portfolio, located in Lawton, Oklahoma, or the Lawton property, from Southwestern MOB I, LLC, an unaffiliated third party, for a purchase price of $11,550,000, plus closing costs.

Financing and Fees

We financed the purchase of the Lawton property using $9,800,000 in borrowings under a revolving line of credit with Bank of America, N.A., or our line of credit, and the remaining balance using cash proceeds from our offering. See the “Entry into Loan Agreements — Entry into Loan Agreement with Bank of America, N.A.” section of Supplement No. 8 dated December 1, 2010, for a discussion of our line of credit. We subsequently entered into a loan agreement with U.S. Bank National Association, or U.S. Bank, to obtain a loan in the principal amount of $7,300,000 in connection with our purchase of the Lawton property. See the “Entry into Loan Agreements — Entry into Loan Agreement with U.S. Bank” section of this supplement for a discussion of our loan agreement with U.S. Bank. In connection with the acquisition, we paid an acquisition fee of approximately $318,000, or 2.75% of the purchase price, to Grubb & Ellis Equity Advisors.

Description of the Property

The Lawton property consists of two three-story single-tenant medical office buildings located on the Southwestern Medical Center hospital campus in Lawton, Oklahoma. One of the two facilities of the Lawton property was originally built in 1985 and was completely renovated in 2008, while the other facility was built in 2008. The Lawton property consists of approximately 62,000 square feet of GLA, in the aggregate. As of December 2010, the Lawton property was 100% leased to one tenant, Southwest Medical Center, LLC. Southwest Medical Center, LLC provides a variety of medical services to its patients, including: orthopedics, pediatrics, pulmonary diseases, radiology and imaging center, neurology and neurosciences, family medicine and internal medicine.

The following table shows, as of December 2010, the effective annual rental rate per square foot, GLA, lease expiration and renewal options for the sole tenant of the Lawton property.

	Effective
	Annual Rental
	Rate Per		Lease
Tenant	Square Foot	GLA	Expiration	Renewal Options

Southwestern Medical Center, LLC	$9.38	29,000	1/3/2023	Two 5-year terms
Southwestern Medical Center, LLC	$20.10	33,000	10/31/2023	Two 5-year terms

The Lawton property has a capitalization rate of 8.14%, based on its net operating income from the in-place lease for the twelve months after the date of purchase of the property, including any contractual rent increases contained in such lease for those twelve months, divided by the purchase price for the property, exclusive of any acquisition fees and expenses paid. The capitalization rate does not reflect reserves for replacements.

The Lawton property is located approximately 90 miles southwest of Oklahoma City and is on the campus of Southwestern Medical Center, which is a member hospital of Capella Healthcare system, the parent system to Muskogee Regional Medical Center in Muskogee, Oklahoma. Capella Healthcare is an operator of non-urban, general acute-care community hospitals operated in partnership with communities that are growing or have service needs that are not currently being met and generally have a less competitive operating environment than urban hospitals. The Lawton property faces competition from a variety of both on and off-campus medical office buildings in Lawton and the surrounding areas.

We believe that the Lawton property is suitable for its intended purpose and adequately covered by insurance, and we do not intend to make significant repairs or improvements to the Lawton property over the next few years. For federal income tax purposes, we estimate that the depreciable basis in the Lawton property will be approximately $10,738,000. For federal income tax purposes, we depreciate land improvements and building based upon an estimated useful life of 15 and 39 years, respectively. For 2009, the Lawton property paid real estate taxes of approximately $77,000 at a rate of 1.06%.

We will pay GEEA Property Management, pursuant to a property management agreement, an oversight fee of 1.0% of the gross monthly cash receipts derived from the operations of the Lawton property. Among other things, GEEA Property Management has the authority to negotiate and enter into leases of the Lawton property on our behalf (in substantial conformance with approved leasing parameters and the operating plan), to incur costs and expenses, to pay property operating costs and expenses from property cash flow or reserves and to require that we provide sufficient funds for the payment of operating expenses. Other affiliates of ours may receive additional fees or other compensation as a result of the acquisition of the Lawton property in accordance with the compensation provisions described in our prospectus.

The following table shows the average occupancy rate and the average effective annual rental rate per square foot for the Lawton property for the last five years:

			Average Effective Annual Rental Rate
Year	Average Occupancy Rate		per Square Foot

2005	N/A	(1)	N/A	(1)
2006	N/A	(1)	N/A	(1)
2007	N/A	(1)	N/A	(1)
2008	56.76%	(1)	$5.83	(1)
2009	100%		$13.06

(1)	A complete renovation of one building was finished in January 2008 and was not occupied from 2005 to 2007. The second building was built in 2008.

Acquisition of Ennis Medical Office Building

On December 22, 2010, we, through G&E HC REIT II Ennis MOB, LLC, our wholly owned subsidiary, purchased Ennis Medical Office Building located in Ennis, Texas, or the Ennis property, from New Bardwell Partners, LP, an unaffiliated third party, for a purchase price of $7,100,000, plus closing costs.

Financing and Fees

We financed the purchase of the Ennis property using $7,350,000 in borrowings under our line of credit. See the “Entry into Loan Agreements — Entry into Loan Agreement with Bank of America, N.A.” section of Supplement No. 8 dated December 1, 2010, for a discussion of our line of credit. In connection with the acquisition, we paid an acquisition fee of $195,000, or 2.75% of the purchase price, to Grubb & Ellis Equity Advisors.

Description of the Property

The Ennis property is a single-story, multi-tenant medical office building near the campus of Ennis Regional Medical Center. Built in 2008, the Ennis property consists of approximately 30,000 square feet of GLA. As of December 2010, the Ennis property was 95% leased to six tenants, but primarily to North Texas Health Alliance, LLP, Bluebonnet Medical Care, P.A., Pin Point Management, LLC and Kevin Williams, M.D. and John Sullivan, M.D. North Texas Health Alliance, LLP specializes in multi-specialty ambulatory surgeries. Bluebonnet Medical Care, P.A. provides general, primary care medical services and operates a pharmacy as well. Pin Point Management, LLC focuses primarily on physical therapy. Kevin Williams, M.D. and John Sullivan, M.D. provide orthopedic medical care.

The following table shows, as of December 2010, the effective annual rental rate per square foot, GLA, lease expiration and renewal options for the major tenants of the Ennis property.

	Effective
	Annual Rental
	Rate Per		Lease	Renewal
Tenant	Square Foot	GLA	Expiration	Options

North Texas Health Alliance, LLP	$24.48	10,000	5/31/2024	N/A
Bluebonnet Medical Care, P.A.	$18.25	7,000	9/30/2020	N/A
Pin Point Management, LLC	$21.81	5,000	11/17/2014	N/A
Kevin Williams, M.D. and John Sullivan, M.D.	$18.87	4,000	2/28/2014	N/A

The Ennis property was acquired at a capitalization rate of 8.17%, based on its net operating income from the in-place lease for the twelve months after the date of purchase of the property, including any contractual rent increases contained in such lease for those twelve months, divided by the purchase price for the property, exclusive of any acquisition fees and expenses paid. The capitalization rate does not reflect reserves for replacements.

The Ennis property is located adjacent to the Ennis Regional Medical Center, which is a 56-bed acute-care hospital in downtown Ennis and is now a LifePoint Hospitals facility. LifePoint Hospitals is one of the nation’s largest hospital companies focused on non-urban health care, with 49 general acute-care hospitals in 18 states. The Ennis property faces competition from a variety of both on and off-campus medical office buildings in Ennis and the surrounding areas.

We believe that the Ennis property is suitable for its intended purpose and adequately covered by insurance, and we do not intend to make significant repairs or improvements to the Ennis property over the next few years. For federal income tax purposes, we estimate that the depreciable basis in the Ennis property will be approximately $6,615,000. For federal income tax purposes, we depreciate land improvements and building based upon an estimated useful life of 15 and 39 years, respectively. For 2009, the Ennis property paid real estate taxes of approximately $70,000 at a rate of 2.34%.

GEEA Property Management will serve as the property manager and will provide services and receive certain fees and expense reimbursements in accordance with the compensation provisions described in our prospectus in connection with the operation and management of the Ennis property. Among other things, GEEA Property Management has the authority to negotiate and enter into leases of the Ennis property on our behalf (in substantial conformance with approved leasing parameters and the operating plan), to incur costs and expenses, to pay property operating costs and expenses from property cash flow or reserves and to require that we provide sufficient funds for the payment of operating expenses. We will pay GEEA Property Management up to 4.0% of the gross monthly cash receipts derived from the operations of the Ennis property. Other affiliates of ours may receive additional fees or other compensation as a result of the acquisition of the Ennis property in accordance with the compensation provisions described in our prospectus.

The following table sets forth the lease expirations of the Ennis property for the next ten years, including the number of tenants whose leases will expire in the applicable year, the total area in square feet covered by such leases and the percentage of gross annual rent represented by such leases.

% of Gross
		Total Square	Gross Annual	Annual Rent
		Feet of	Rent of	Represented
	No. of Leases	Expiring	Expiring	by Expiring
Year	Expiring	Leases	Leases	Leases

2010	—	—	$—	—%
2011	—	—	$—	—%
2012	—	—	$—	—%
2013	—	—	$—	—%
2014	3	10,000	$212,000	29.2%
2015	—	—	$—	—%
2016	—	—	$—	—%
2017	1	2,000	$32,000	4.4%
2018	—	—	$—	—%
2019	—	—	$—	—%

The following table shows the average occupancy rate and the average effective annual rental rate per square foot for the Ennis property for the last five years:

Average Effective Annual Rental Rate
Year	Average Occupancy Rate	per Square Foot

2005	N/A	N/A
2006	N/A	N/A
2007	N/A	N/A
2008	N/A	N/A
2009	52.90% (1)	$11.36 (1)

(1)	Construction of the building was completed in 2008 and occupancy of the property commenced in February 2009.

Declaration of Distributions

The following information should be read in conjunction with the discussion contained in the “Prospectus Summary — Distribution Policy” section on page 14 of the prospectus and the “Description of Capital Stock — Distribution Policy” section beginning on page 150 of the prospectus:

Effective as of December 15, 2010, our board of directors authorized a daily distribution to our stockholders of record as of the close of business on each day of the period commencing on January 1, 2011 and ending on March 31, 2011. The distributions will be calculated based on 365 days in the calendar year and will be equal to $0.0017808 per share of common stock, which is equal to an annualized distribution rate of 6.5%, assuming a purchase price of $10.00 per share. These distributions will be aggregated and paid in cash or shares of our common stock issued pursuant to our distribution reinvestment plan monthly in arrears. The distributions declared for each record date in the January 2011, February 2011 and March 2011 periods will be paid in February 2011, March 2011 and April 2011, respectively, only from legally available funds.

Entry into Loan Agreements

The following information should be read in conjunction with the disclosure contained in the “Investment Objectives, Strategy and Criteria — Our Strategies and Policies with Respect to Borrowing” section beginning on page 76 of the prospectus:

Entry into Loan Agreement with American Momentum Bank

On December 9, 2010, we, through G&E HC REIT II Surgical Hospital of Humble, LLC, our wholly owned subsidiary, entered into a loan with American Momentum Bank to obtain a loan in the principal amount of $9,000,000, or the American Momentum Loan, in connection with our acquisition of the Humble property. The American Momentum Loan is evidenced by a promissory note in the principal amount of $9,000,000, a loan agreement, a guaranty agreement and an assignment of rents, leases and other benefits agreement and is secured by a deed of trust, or the American Momentum Loan Agreement.

The material terms of the American Momentum Loan Agreement provide for: (i) an interest rate equal to the lesser of (a) the 30-day London Interbank Offered Rate, or LIBOR, plus 3.25% per annum, subject to a minimum interest rate floor of 5.75% per annum or (b) the maximum interest rate permitted under the applicable law; (ii) a default interest rate equal to the interest rate then in effect plus 5.00% per annum, however, such default interest rate shall not exceed the maximum interest rate permitted under the applicable law; (iii) a maturity date of December 9, 2011; (iv) a late charge fee equal to 5.0% of each monthly payment which is not paid within 10 days of when such payment is due under the American Momentum Loan Agreement; (v) monthly principal payments in the amount of $500,000, plus accrued interest commencing on January 9, 2011; and (vi) the ability to prepay the American Momentum Loan in whole or in part at any time prior to the maturity date.

The American Momentum Loan Agreement contains various affirmative and negative covenants that are customary for loan agreements and transactions of this type, including limitations on the incurrence of debt by the Humble property. The American Momentum Loan Agreement also imposes the following financial covenants, as specifically defined therein, on us and the Humble property, as applicable, including: (a) a maximum debt coverage ratio of 1.25 to 1.00; (b) a minimum tangible net worth covenant of not less than $20,000,000 plus 75.0% of the aggregate amount of all net funds received by us from our offering; and (c) a maximum ratio of funded debt to total assets of 50.0%. In the event of a default under the American Momentum Loan Agreement, American Momentum Bank has the right to terminate its obligations under the American Momentum Loan Agreement, accelerate the payment on any unpaid principal balance of the American Momentum Loan including interest thereon and foreclose on the Humble property.

Entry into Loan Agreement with U.S. Bank

Effective December 28, 2010, we, through G&E HC REIT II Lawton MOB Portfolio, LLC, our wholly owned subsidiary, entered into a loan agreement with U.S. Bank to obtain a loan in the principal amount of $7,300,000, or the U.S. Bank Loan, in connection with our acquisition of the Lawton property. The U.S. Bank Loan is evidenced by a promissory note in the principal amount of $7,300,000, a loan agreement, a guaranty agreement and an environmental indemnity agreement and is secured by a mortgage with assignment of leases and rents, security agreement and fixture filing, or the U.S. Bank Loan Agreement.

The material terms of the U.S. Bank Loan Agreement provide for: (i) an interest rate equal to 2.85% per annum plus the one-month LIBOR, unless such rate exceeds the maximum interest rate permitted under the applicable law or the one-month LIBOR rate is unascertainable, then U.S. Bank shall base the interest rate upon an alternate index selected by U.S. Bank and subject to a minimum interest rate floor of 4.00% per annum; (ii) a default interest rate equal to the interest rate then in effect plus 5.00% per annum, however, such default interest rate shall not exceed the maximum interest rate permitted under the applicable law; (iii) a maturity date of January 1, 2016; (iv) a late charge fee equal to 5.0% of each monthly payment which is not paid within 10 days of when such payment is due under the U.S. Bank Loan Agreement; (v) monthly principal payments plus accrued interest commencing on February 1, 2011; (vi) a loan repayment guarantee equal to $1,825,000 so long as the current tenant occupies the Lawton property and the ground lease of the Lawton property has not been terminated; however, if the previous conditions no longer exist then the loan guarantee increases to additional guaranteed amounts as defined in the guaranty agreement subject to a maximum of $7,300,000; and (vii) a lock period for a period of 12 months from the closing date of the U.S. Bank Loan, whereby we cannot prepay the U.S. Bank Loan unless otherwise accelerated pursuant to the U.S. Bank Loan Agreement in which case we shall pay a prepayment premium of 3.0% of the amount of the loan prepaid. If after such lockout period, we prepay the U.S. Bank Loan in whole or in part following the date that is 12 months following the closing date but prior to the date that is 24 months following the closing date, we shall pay U.S. Bank a prepayment penalty equal to 1.0% of the loan prepaid or if we prepay the U.S. Bank Loan in whole or in part following the date that is 24 months following the closing date but prior to the date that is 36 months following the closing date, we shall pay U.S. Bank a prepayment penalty equal to 0.5% of the loan prepaid. After 36 months following the closing date there is no prepayment fee.

The U.S. Bank Loan Agreement contains various affirmative and negative covenants that are customary for loan agreements and transactions of this type, including limitations on the incurrence of debt by the Lawton property. The U.S. Bank Loan Agreement also imposes the following financial covenants, as specifically defined therein, on us and the Lawton property, as applicable, including: (a) a maximum fixed coverage ratio of 1.75 to 1.00 for the period ending December 31, 2011 and 2.00 to 1.00 from the period ending December 31, 2011 until the maturity date; (b) a minimum tangible net worth covenant of not less than $75,000,000 plus 75.0% of the aggregate amount of all net funds received by us from our offering for the period commencing on September 30, 2010 through the maturity date; (c) maintenance of aggregate liquid assets of at least: (i) $5,000,000 for the period from September 30, 2010 to December 31, 2010; (ii) $10,000,000 for the period from January 1, 2011 to December 31, 2011; and (iii) $15,000,000 for the period from January 1, 2012 to the maturity date; (d) a debt coverage ratio of not less than 1.30 to 1.00 commencing on December 31, 2010 through the maturity date; (e) a loan to value ratio not to exceed 75%; and (f) a maximum ratio of funded debt to total assets of 50.0%. In the event of a default under the U.S. Bank Loan Agreement, U.S. Bank has the right to terminate its obligations under the U.S. Bank Loan Agreement, accelerate the payment on any unpaid principal balance of the U.S. Bank Loan including interest thereon and foreclose on the Lawton property.

U.S. Bank Interest Rate Swap

We, through G&E HC REIT II Lawton MOB Portfolio, LLC, entered into an interest rate swap agreement, effective December 28, 2010, or the ISDA Agreement, with U.S. Bank, in connection with the U.S. Bank Loan. As noted above, pursuant to the terms of the U.S. Bank Loan Agreement, the interest rate is equal to 2.85% per annum plus the one-month LIBOR, unless such rate exceeds the maximum interest rate permitted under the applicable law or the one-month LIBOR rate is unascertainable, then U.S. Bank shall base the interest rate upon an alternate index selected by U.S. Bank and subject to a minimum interest rate floor of 4.00% per annum. As a result of the ISDA Agreement, the U.S. Bank Loan bears interest at an effective fixed rate of 4.41% per annum from January 1, 2011 through January 1, 2014.